

July 5, 2011

W. Nicholas Howley
Chief Executive Officer
TransDigm Group Incorporated
301 East 9th St.
Suite 3000
Cleveland, OH 44114

> **Re: TransDigm Inc.**
> **TransDigm Group Incorporated**
> **Registration Statement on Form S-4**
> **Filed June 8, 2011**
> **File No. 333-174781 & -01 to -26**

Dear Mr. Howley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have outstanding comments related to TransDigm Group Incorporated's Form 10-K for the fiscal year ended December 31, 2010. Please note that all comments on the Form 10-K will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-4.

2. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our

position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Exhibit 5.1

3. Please have counsel revise the second to the last paragraph on page two by removing the words "in each case as currently in effect" as it is inappropriate to limit the opinion to a date prior to the date of effectiveness. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

Exhibit 5.2

4. Refer to the last full paragraph on page one. It is inappropriate for counsel to limit its opinion to the rules and regulations "that a Colorado or Florida counsel exercising customary professional diligence would reasonably be expected to recognize as being applicable to the applicable Guarantor or the transaction documents with respect to the Exchange Offer to which this opinion letter relates." Rather, counsel must provide an opinion based upon the laws of Colorado and Florida. Please have counsel revise accordingly.

5. Counsel may review any documents it believes are necessary to render an opinion. Accordingly, please have counsel remove the first complete sentence on page two. Alternatively, please remove the words "based solely upon" and revise the qualification to clarify that counsel has examined all other documents as necessary to render its opinion.

Exhibit 5.3

6. Please have counsel revise to remove assumptions B-3, B-4 and B-5 on page two as it is inappropriate for counsel to make such assumptions regarding its own clients.

7. Please have counsel revise to remove sections (b), (c), (d), (h) and (i) of qualification D-2 on pages two and three as the qualifications are overly broad.

8. Refer to the date of the opinion and the second sentence in the second to the last paragraph on the last page of the opinion. It is inappropriate for counsel to limit its opinion to a date prior to the date of effectiveness. Please have counsel revise to remove this sentence or confirm that counsel will refile the opinion dated the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Christopher M. Kelly
        Jones Day